Mail Stop 4561

June 15, 2009

Mr. John N. Hopkins
President and Chief Executive Officer
Kearny Financial Corp.
120 Passaic Ave.
Fairfield, New Jersey 07004-3510

      Re: Kearny Financial Corp.
             Form 10-K for Fiscal Year Ended June 30, 2008
             Form 10-Q for Fiscal Period Ended December 31, 2008
             DEF 14A Filed September 29, 2008
             File No. 000-51093

Dear Mr. Hopkins:

       We have completed our review of your Form 10-K for Fiscal Year Ended June 30, 2008, your DEF 14A filed September 29, 2008 and your Form 10-Q for Fiscal Period Ended December 31, 2008 and have no further comments at this time.

                  Sincerely,

                  Christian Windsor
                  Special Counsel
                  Financial Services Group